LISKOW & LEWIS

                     Writer's Direct Dial No. (504) 556-4112
                              rsangelico@liskow.com

                             New Orleans, Louisiana
                                January 21, 2003

Seligman Municipal Fund Series, Inc.
100 Park Avenue
New York, New York 10017

Ladies and Gentlemen:

      You have requested our updated opinion with respect to certain Louisiana income tax consequences of an investment in the Louisiana Municipal Series of shares of the Seligman Municipal Fund Series, Inc. (the "Fund").

      In rendering the opinion contained herein, we have relied upon the accuracy of the facts and representations previously provided to us as follows:

      The Fund is a diversified open-ended investment company incorporated in Maryland on August 8, 1983, which is, and will maintain its status during all relevant periods as a regulated investment company for federal income tax purposes as defined in Section 851 of the Internal Revenue Code of 1986, as amended, (the "Code").

      The Fund consists of several series, one of which is the Louisiana Municipal Series ("Louisiana Series"). Under normal conditions, the Louisiana Series attempts to invest 100%, and as a matter of fundamental policy, invests at least 80% of the value of its net assets in debt securities the interest on which is exempt from regular federal income tax and Louisiana income tax. Such interest may, however, be subject to the federal alternative minimum tax. In unusual circumstances, the Fund may invest up to 20% of the value of its net assets on a temporary basis in fixed income securities, the interest on which is subject to both federal and Louisiana income tax, pending the investment or reinvestment of those assets in tax-exempt securities or in order

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to avoid the necessity of liquidating portfolio investments to meet redemptions of shares by investors or where market conditions due to rising interest rates or other adverse factors warrant temporary investing for defensive purposes.

      The Fund's net investment income is declared daily and paid to shareholders monthly. The Fund distributes substantially all of any taxable net long and short-term gains realized on investments to shareholders early in the year following the year in which such gains are realized. The Louisiana Series notifies its shareholders within sixty (60) days after the close of the year as to the interest derived from securities which are exempt from Louisiana income taxes.

      By Act 242 of the 1991 Regular Session of the Louisiana Legislature, Louisiana Revised Statute 47:293(6) was amended by the addition of subparagraph
(d) which reads:

                        (d) For the purposes of this Paragraph, income
                  distributed by a trust, partnership, or mutual fund to an individual taxpayer shall retain the same character in his hands as it had in the hands of such distributor to the extent such income similarly retains it character for federal income tax purposes.

      For purposes of confirming the interpretation of this provision of law by the Louisiana Department of Revenue (the "Department"), we have obtained technical advice from the Department ("Advice") which acknowledges that to the extent distributions from a fund such as the Fund, to resident individual-shareholders are attributable to interest from obligations whose interest is exempt from Louisiana income tax pursuant to Louisiana law or the income from which Louisiana is prohibited from taxing by the Constitution or laws of the United States, fund dividends will be considered Louisiana tax-exempt interest income when received by the resident individual-shareholder.

      With respect to corporations, the amendment to La. R. S. 47:293 is not clear, and for that reason, we also sought in the Advice to obtain from the Department its position as to the appropriate tax treatment of corporations receiving distributions from a fund such as the Fund. Concerning corporations, the Department has concluded that to the extent, for federal income tax purposes, distributions from a fund such as the Fund retain the same character in the hands of the recipient corporation as they had in the hands of the fund, they will similarly retain their character for Louisiana income tax purposes.

      We have further sought and obtained from the Department as part of the Advice the Department's position with respect to the income tax treatment of income from a fund such as the Fund received by a trust or an estate. For taxable periods beginning before January 1, 1997, the Department has concluded that the law is not clear, although the Department is "inclined" to accept similar treatment by trusts or estates of distributions from a fund such as the Fund as would be afforded a trust or an estate under federal law. The Department specifically reserved the right to consider and apply a different interpretation at any time in the future.

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      For taxable periods beginning after December 31, 1996, the Department has concluded that to the extent, for federal income tax purposes, distributions from a fund such as the Fund retain the same character in the hands of the recipient trust or estate as they had in the hands of the fund, they will similarly retain their character for Louisiana income tax purposes. This change in the Department's conclusion is the result of specific legislation, Act 41 of the 1996 Regular Session of the Louisiana Legislature, that conformed the Louisiana income tax applicable to trusts and estates to the corresponding provisions of the Code. Act 41 is effective for taxable periods beginning after December 31, 1996.

      With regard to each type of possible shareholder in the Fund considered by the Department, i.e., individual, corporation, trust, or estate, the Department also stated that the change in fundamental investment policy made by the Fund allowing it to invest in debt securities the interest from which could be subject to the federal alternative minimum tax would not affect the Department's opinion concerning the taxability of the Fund dividends in Louisiana. Louisiana does not tax interest in a "specified private activity bond," as defined in Code section 57(a)(5)(C), issued by the State of Louisiana or its political or governmental subdivisions, its governmental agencies, or instrumentalities authorized under the laws of the State of Louisiana to issue tax-exempt obligations.

      The Department has recently promulgated a rule providing for the effectiveness of various types of rulings and policy statements it may issue, LAC 61: III.101. This rule states that "informal advice" provided by the Department does not have the force and effect of law and is not binding on the Department, the public, or the person who asked for the advice. The Advice referenced in this letter is informal advice within the purview of the rule. Accordingly, there can be no assurance that the Department will not issue formal written policy in the future which is contrary to the Advice received. However, we believe that it is more likely than not that, absent a legislative change, the Advice rendered by the Department on the question set forth in the opinion will remain the Department's position should a formal private letter ruling be requested.

      Subject to the foregoing and based on the Advice, it is our opinion that to the extent distributions from the Fund to its Louisiana resident individual shareholders and corporate shareholders, and for tax periods beginning after December 31, 1996, to trust or estate shareholders, are attributable to exempt interest generated from (a) tax-exempt obligations of the State of Louisiana or its political or governmental subdivisions, its governmental agencies, or instrumentalities authorized under the laws of the State of Louisiana to issue tax-exempt obligations, (b) obligations of the United States or its possessions to the extent included in federal taxable income, and (c) obligations of territories or possessions of the United States to the extent federal law exempts interest on such obligations from taxation by the states (collectively, "Louisiana Tax-Exempt Obligations"), such exempt interest will not be included in an individual's adjusted gross income within the definition of La. R.S. 47:293, or a corporation's gross income, or a trust's or estate's gross income, nor will it constitute taxable income of a corporation, a trust, an estate, or a resident individual within the definition of La. R.S. 47:293. As a result of the application of the relevant Louisiana statutes, distributions received from the Fund by a corporation, a resident individual, a trust, or an estate (for trusts and

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estates, for taxable periods beginning after December 31, 1996) will not be subject to Louisiana income tax to the extent such distributions are attributable to the interest earned on Louisiana Tax-Exempt Obligations. To the extent that the distributions under the Louisiana Series are derived from sources other than interest on Louisiana Tax-Exempt Obligations, including long term or short term capital gains, such distributions will be subject to Louisiana income tax except to the extent Louisiana is prohibited from taxing such distributions by the Constitution or laws of the United States.

      Because of the uncertainty in the law and the unwillingness of the Department to commit itself to a binding position, we render no opinion with respect to the Louisiana tax treatment of distributions from the Fund received by a trust or an estate for taxable periods beginning before January 1, 1997.

      Non-resident individuals, corporations, and trusts and estates maintaining their legal domicile other than in the State of Louisiana will not be subject to Louisiana income tax on their Louisiana Series dividends.

      You have not requested and accordingly, we are not rendering any opinion with respect to Louisiana franchise, ad valorem, excise, sales, use, or other taxes other than Louisiana state income taxes applicable to dividend distributions from Louisiana Tax-Exempt Obligations to shareholders who are individuals, corporations, trusts, and estates.

      This opinion is rendered as of the date hereof, and we make no undertakings to supplement our opinion with facts or circumstances which come to our attention or changes in the law, rules, regulations or administrative policies which may affect such opinions.

      We hereby consent to the filing of this opinion as an exhibit to Post-Effective Amendment No. 39 to the Fund Registration Statement filed with the Securities and Exchange Commission by or on behalf of the Fund in connection with the Louisiana Series and to the reference to our firm name therein. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

                                               Very truly yours,


                                               /S/ LISKOW & LEWIS
                                               LISKOW & LEWIS